UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-108365

FASTENTECH, INC.

(Exact name of registrant as specified in its charter)

8500 Normandale Lake Boulevard

Suite 1230

Minneapolis, MN 55437

Phone: (952) 921-2094

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11 1/2% Senior Subordinated Notes due 2011

(Titles of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12-g-4(a)(1)(i)	☒	Rule 12(h)-3(b)(1)(i)	☐
Rule 12-g-4(a)(1)(ii)	☐	Rule 12(h)-3(b)(1)(ii)	☐
Rule 12-g-4(a)(2)(i)	☐	Rule 12(h)-3(b)(2)(i)	☐
Rule 12-g-4(a)(2)(ii)	☐	Rule 12(h)-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, FastenTech, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 13, 2007	By:	/s/ Michael R. Elia
		Name:	Michael R. Elia
		Title:	Senior Vice President and Chief Financial Officer